UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

Argan, Inc.
(Name of Issuer)
Common Stock, $.15 par value
(Title of Class of Securities)
746375107
(CUSIP Number)
Jeffrey S. Buschman, Esq.
Boult Cummings Conners & Berry, PLC
1600 Division Street, Suite 700
Nashville, Tennessee 37203
(615) 252-2388
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 29, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	746375107

1	NAMES OF REPORTING PERSONS: Richard L. Scott

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		1,950,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,950,000

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,950,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

17.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

This Amendment No. 2 amends the Schedule 13D filed by Richard L. Scott (“Reporting Person”) on December 18, 2006 (the “Schedule 13D), as amended June 8, 2007, with respect to shares of the Common Stock, $.15 par value (“Common Stock”), of Argan, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Schedule 13D.
The following Items are hereby amended and restated in their entirety to read as follows:
Item 3. Source and Amount of Funds or Other Consideration
The Reporting Person has used personal funds of approximately $7,425,000 to acquire 1,550,000 shares of Common Stock and options to purchase 400,000 shares of Common Stock (the “Options”) in private transactions. The Common Stock and the Options were purchased by a limited liability company controlled by the Reporting Person.
Item 5. Interest in Securities of the Issuer
The 1,550,000 shares of the Common Stock and the Options to purchase an additional 400,000 shares of Common Stock owned by the Reporting Person constitute 17.6% of the outstanding Common Stock of the Issuer.
The Reporting Person has sole voting and dispositive power with respect to the Common Stock.
The Reporting Person purchased the following shares of the Common Stock of the Issuer in a private transaction:

			Aggregate
Purchase Date	No. of Shares	Price Per Share	Consideration
10/29/2007	200,000	$9.50	$1,900,000
The Common Stock was purchased by Argan Investments, LLC, a member managed limited liability company of which Reporting Person is the controlling member.
The Reporting Person has not purchased or sold any other shares of Common Stock of the Issuer during the past 60 days.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
On December 8, 2006, an entity controlled by Reporting Person entered into a Stock Purchase Agreement with the Issuer whereby the Reporting Person purchased 1,000,000 newly issued shares of Issuer Common Stock. In addition, the parties entered into a Registration Rights Agreement whereby the Issuer is required to register the shares within 120 days of the purchase.

3

On October 18, 2007, an entity controlled by the Reporting Person entered into a Common Stock Purchase and Option Agreement with Joel M. Canino whereby the Reporting Person purchased 100,000 shares of Common Stock and an option to purchase another 200,000 shares of Common Stock. The Agreement is attached as an exhibit hereto.
On October 18, 2007, an entity controlled by the Reporting Person entered into a Common Stock Purchase and Option Agreement with William F. Griffin, Jr. Grantor Retained Annuity Trust whereby the Reporting Person purchased 100,000 shares of Common Stock and an option to purchase another 200,000 shares of Common Stock. The Agreement is attached as an exhibit hereto.
Other than as set forth above, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to be Filed As Exhibits

Exhibit 1	Common Stock Purchase and Option Agreement dated as of October 18, 2007, between Argan Investments, LLC and Joel M. Canino

Exhibit 2	Common Stock Purchase and Option Agreement dated as of October 18, 2007, between Argan Investments, LLC and William F. Griffin, Jr. Grantor Retained Annuity Trust

4

Signature
      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: November 7, 2007	/s/ Richard L. Scott
Richard L. Scott

5

Exhibit 1
COMMON STOCK PURCHASE AND OPTION AGREEMENT
     This COMMON STOCK PURCHASE AGREEMENT (this “Agreement”) is dated October ___, 2007 (“Agreement Date”) by and between Argan Investments, LLC (the “Purchaser”), and Joel M. Canino (“Seller”).
RECITALS
     A. The Seller is the owner of not less than 300,000 shares of the common stock, par value $.15 per share (the “Shares”), of Argan, Inc., a Delaware corporation (the “Company”).
     B. The Purchaser wishes to purchase and the Seller wishes to sell 100,000 Shares (the “Purchased Shares”) on the terms and conditions set forth in this Agreement.
     C. The Seller wishes to grant options to purchase an additional 200,000 Shares (the “Option Shares”) on the terms and conditions set forth in this Agreement.
     Now, therefore, in consideration of the mutual premises contained herein, the parties agree as follows:
     1. Purchase and Sale. The Seller hereby agrees to sell, transfer, assign, grant and convey the Purchased Shares to the Purchaser and the Purchaser hereby agrees to purchase and acquire the Purchased Shares, represented by Certificate(s) Number ___, for consideration of Nine Dollars and Fifty Cents ($9.50) per Purchased Share or an aggregate of Nine Hundred Fifty Thousand Dollars ($950,000) (the “Purchase Price”). The Purchase Price shall be paid by the Purchaser by wiring such amount, in immediately available funds, in accordance with the instructions in Annex I hereto, upon execution hereof against delivery of the Certificate(s) Number ______ to the Purchaser’s accounts at Fidelity.
     2. Option to Purchase Shares.
a.	Subject to the terms and conditions of this Agreement, the Seller hereby grants to Purchaser, and Purchaser hereby accepts, the right and option to purchase from Seller an aggregate of 200,000 Option Shares (“Option”) separated into two tranches.

b.	The first tranche of Option Shares shall consist of 100,000 Option Shares (“Tranche 1 Option”). The purchase price to be paid by Purchaser to the Seller for the purchase of the Option Shares subject to the Tranche 1 Option, free and clear of all liens, encumbrances, charges and restrictions of any kind whatsoever, shall be Twelve Dollars and Fifty Cents ($12.50) per Option Share (“Tranche 1 Option Price”). If not exercised in full prior to such date, the Tranche 1 Option shall expire on the first (1st) anniversary of the date of this Agreement.

c.	The second tranche of Option Shares shall consist of 100,000 Option Shares (“Tranche 2 Option”). The purchase price to be paid by Purchaser to the Seller for the purchase of the Option Shares subject to the Tranche 2 Option, free and clear of all liens, encumbrances, charges and restrictions of any kind whatsoever, shall be Fifteen Dollars ($15.00) per Option Share (“Tranche 2 Option Price”). If not exercised in full prior to such date, the Tranche 2 Option shall expire on the second (2nd) anniversary of the date of this Agreement.

d.	If Purchaser exercises an Option to acquire the Option Shares granted hereunder, at each Closing, Purchaser shall deliver to the Seller the Tranche 1 Option Price and/or the Tranche 2 Option Price, as applicable, by wiring such amount, in immediately available funds, in accordance with the instructions in Annex I hereto.

e.	The Purchaser may exercise the Tranche 1 Option and the Tranche 2 Option in whole or in part, at any time, and from time to time, in one or more transactions, from the date of this Agreement until the expiration of such Option.

f.	The consummation of the exercise of an Option (the “Closing”) shall take place three (3) days after the Purchaser delivers to Seller written notice of exercise of any or all of the Option at the address set forth on the signature page hereto, or at such other date, time and place as the parties shall mutually agree.

g.	At each Closing, the Seller shall execute and/or deliver or cause to be delivered to Purchaser (i) duly issued certificate(s) for all of the Option Shares being purchased at such Closing, duly endorsed in blank or with blank powers attached; (ii) a certificate from the Seller confirming that the representations and warranties set forth in this Agreement remain true and correct as of the date of such Closing except to the extent they relate to a specified date, in which case they remain true and correct as of such specified date.

h.	At each Closing, Purchaser shall deliver to Seller the Tranche 1 Option Price and/or the Tranche 2 Option Price, as applicable, for the Option Shares being purchased at such Closing as provided in this Agreement.
     3. Representations and Warranties of the Seller. In order to induce the Purchaser to purchase the Shares, Seller represents and warrants that:
a.	Seller has full power and authority to execute, deliver and perform its obligations under this Agreement.

b.	Seller’s execution, delivery, and performance of this Agreement has not resulted and will not result in a breach or violation of any provision of (i) such Seller’s organizational documents, (ii) any statute, law, writ, order, rule or regulation of any governmental authority applicable to such Seller, (iii) any judgment, injunction, decree or determination applicable to such Seller or (iv) any contract, indenture, mortgage, loan agreement, note, lease or other agreement, document or instrument to which such Seller may be a party, by which such Seller may be bound or to which any of the assets of such Seller is subject.

c.	(i) This Agreement (A) has been duly and validly authorized, executed and delivered by such Seller and (B) is the legal, valid and binding obligation of such Seller, enforceable against such Seller in accordance with its terms, except that such enforceability against such Seller may be limited by bankruptcy, insolvency, or other similar laws of general applicability affecting the enforcement of creditors’ rights generally and by the court’s discretion in relation to equitable remedies; and

(ii) No notice to, registration with, consent or approval of or any other action by any relevant governmental authority or other entity is, will be, or was on the Agreement Date, required for Seller to execute, deliver, and perform its obligations under this Agreement.

d.	Seller is the sole legal and beneficial owner of and has good title to the Shares, free and clear of any mortgage, pledge, lien, security interest, charge, hypothecation, security agreement, security arrangement or encumbrance or other adverse claim against title of any kind (“Encumbrance”). The Shares are not subject to any prior sale, transfer, assignment or participation by Seller or any agreement by Seller to assign, convey, transfer or participate, in whole or in part.

e.	No proceedings are pending against Seller or to Seller’s knowledge, threatened against such Seller before any relevant governmental authority that, in the aggregate, will materially and adversely affect (i) the Shares or (ii) any action taken or to be taken by Seller under this Agreement.

f.	Seller has not engaged in any acts or conduct or made any omissions that will result in Purchaser receiving proportionately less in payments or distributions under, or less favorable treatment (including the timing of payments or distributions) for, the Shares than is received by other holders holding Shares of the same tranche, class or type as the Shares.
g.	No broker, finder or other entity acting under Seller’s authority is entitled to any broker’s commission or other fee in connection with the transactions contemplated by this Agreement for which Purchaser could be responsible.

h.	Seller acknowledges that the consideration given for the purchase by the Purchaser of the Shares may differ both in kind and in amount from any payments or distributions which the Purchaser may ultimately receive with respect to the Shares, and the Seller shall not have any recourse to the Purchaser for any deficiency.

i.	Seller (i) is a sophisticated seller with respect to the sale of the Shares, (ii) has adequate information concerning the business and financial condition of the Company to make an informed decision regarding the sale of the Shares and (iii) has independently and without reliance upon Purchaser, and based on such information as such Seller has deemed appropriate, made its own analysis and decision to enter into this Agreement. Seller acknowledges that Purchaser has not given such Seller any investment advice, credit information, or opinion on whether the sale of the Shares is prudent.

j.	Seller acknowledges that (i) Purchaser currently may have, and later may come into possession of, information with respect to the Shares, the Company or any of its affiliates that is not known to such Seller and that may be material to a decision to sell the Shares (“Seller Excluded Information”), (ii) Seller has determined to sell the Shares notwithstanding its lack of knowledge of the Seller Excluded Information and (iii) Purchaser shall have no liability to Seller, and Seller waives and releases any claims that it might have against Purchaser whether under applicable securities laws or otherwise, with respect to the nondisclosure of the Seller Excluded Information in connection with the transactions contemplated by this Agreement; provided, however, that the Seller Excluded Information shall not and does not affect the truth or accuracy of Purchaser representations or warranties in this Agreement.

k.	No restrictions exist under the Securities Act of 1933, as amended (the “Act”) or otherwise which prevent or limit the sale of the Shares in accordance with the terms of this Agreement. Seller has not made any offers to sell, or solicitations of any offers to buy, all or any portion of the Shares in violation of any applicable securities laws.

l.	Seller is not a party to, or bound by, any document or agreement that could materially and adversely affect the Shares or Purchaser rights and remedies under this Agreement.

m.	To the best of Seller’s knowledge, neither Seller nor anyone acting on its behalf has taken any action which could subject the sale of the Shares to Section 5 of the Act.

n.	Seller is fully aware that, with regard to the sale of the Shares, the Purchaser is relying upon the truth and accuracy of these representations and warranties.

o.	The Shares transferred to Purchaser hereunder are being delivered pursuant to an effective registration statement on Form S-3 (the “Registration Statement”) and Seller has complied with all prospectus delivery and other requirements set forth in the Registration Statement required to deliver to Seller unrestricted and freely tradable Shares.
     4. Purchaser Representations and Warranties. Purchaser makes the following representations and warranties to the Seller in connection with its purchase of the Shares:
a.	The Purchaser has all necessary corporate or other power and authority to enter into this Agreement and to purchase the Shares;

b.	The Purchaser is a sophisticated institutional investor that is an “accredited investor” within the meaning of Rule 501 under the Act and has knowledge and experience in financial and business matters and is capable of evaluating the merits and risks of its investment in the Shares and is able to bear the economic risk of such investment.

c.	The Purchaser is acquiring the Shares for its own accounts, and not with a present view to, or for sale in connection with any, distribution thereof, provided that the disposition of the Purchaser property shall at all times be and remain within its control.

d.	The Shares were not offered or sold to Purchaser by any form of general solicitation or general advertising.

e.	Purchaser acknowledges that it has conducted, to the extent it deemed necessary, an independent investigation of such matters, and has had the opportunity to receive such information as, in its judgment, is necessary for it to make an informed investment decision, and has not relied upon the Seller for any investigation or assessment to evaluate the transaction contemplated hereby.

f.	The Purchaser is fully aware that, with regard to the sale of the Shares, the Seller is relying upon the truth and accuracy of these representations and warranties.
     5. Indemnification.
a.	Seller agrees to indemnify and hold the Purchaser harmless against and in respect of any and all damages, losses, liabilities, obligations, costs and expenses (including reasonable attorney’s fees) (collectively “Damages”) that the Purchaser may suffer or incur as a result of a breach of any of the representations, warranties or agreements by the Seller set forth herein (notwithstanding any investigation or verifications made by or on behalf of the Purchaser).

b.	Purchaser agrees to indemnify and hold the Seller harmless against and in respect of any and all Damages that the Seller may suffer or incur as a result of a breach of any of the representations, warranties or agreements by the Purchaser set forth herein (notwithstanding any investigation or verifications made by or on behalf of the Seller).
     6. Miscellaneous.
a.	Expenses. Each party shall bear the costs and expenses (including, without limitation, attorney’s fees) incurred by such party in connection with the transactions contemplated by this Agreement.

b.	Further Assurances. From time to time, at the request of Purchaser and without further consideration, Seller shall execute and deliver to Purchaser such other documents, and take such other action, as Purchaser may reasonably request in order to consummate or evidence more effectively the transactions contemplated hereby and to vest in Purchaser good, valid, and marketable title to the Shares.

c.	Entire Agreement. This Agreement, including any other documents or writings referred to herein or delivered pursuant hereto, all of which form a part hereof, contains the entire understanding of the parties with respect to its subject matter. There are no agreements, promises, warranties, covenants, or undertakings other than those expressly set forth herein or therein. This Agreement merges with and supersedes all prior and contemporaneous agreements and understandings between the parties with respect to its subject matter.

d.	Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without reference to its principles of conflicts of laws.

e.	Successors and Assigns. This Agreement shall be binding upon, and shall inure to the benefit of, the successors, assigns and heirs of the Purchaser and Seller. The Tranche 1 Option and the Tranche 2 Option and the rights and obligations conferred by this Agreement related thereto may be assigned by Purchaser without consent of Seller.

f.	Amendment and Waiver. No provision of this Agreement may be amended or waived or otherwise modified except by a written instrument signed by the Seller and the Purchaser or its respective heirs, successors, assigns, or legal representatives.

g.	Severability. If any provision of this Agreement, or the application thereof, shall for any reason or to any extent be invalid or unenforceable, the remainder of this Agreement and application of such provision to other persons or circumstances shall continue in full force and effect and in no way be affected, impaired or invalidated.

h.	No Waiver. The failure of any party to enforce any of the provisions hereof shall not be construed to be a waiver of the right of such party thereafter to enforce such provisions.

i.	Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original as against any party whose signature appears thereon and all of which together shall constitute one and the same instrument. This Agreement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all of the parties reflected hereon as signatories. In the event that any signature is delivered by facsimile transmission, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile signature page were an original thereof.

j.	Time is of the Essence. Time is of the essence in the performance of this Agreement.
Signature Page Follows

     IN WITNESS WHEREOF, the Seller and the Purchaser has executed this Agreement as of the day and year first above written.

SELLER:	PURCHASER:
Argan Investments, LLC
By:
Joel M. Canino	Name:
Title:
Address:

Exhibit 2
COMMON STOCK PURCHASE AND OPTION AGREEMENT
     This COMMON STOCK PURCHASE AGREEMENT (this “Agreement”) is dated October ___, 2007 (“Agreement Date”) by and between Argan Investments, LLC (the “Purchaser”), and William F. Griffin, Jr. Grantor Retained Annuity Trust (“Seller”).
RECITALS
     A. The Seller is the owner of not less than 300,000 shares of the common stock, par value $.15 per share (the “Shares”), of Argan, Inc., a Delaware corporation (the “Company”).
     B. The Purchaser wishes to purchase and the Seller wishes to sell 100,000 Shares (the “Purchased Shares”) on the terms and conditions set forth in this Agreement.
     C. The Seller wishes to grant options to purchase an additional 200,000 Shares (the “Option Shares”) on the terms and conditions set forth in this Agreement.
     Now, therefore, in consideration of the mutual premises contained herein, the parties agree as follows:
     1. Purchase and Sale. The Seller hereby agrees to sell, transfer, assign, grant and convey the Purchased Shares to the Purchaser and the Purchaser hereby agrees to purchase and acquire the Purchased Shares, represented by Certificate(s) Number ___, for consideration of Nine Dollars and Fifty Cents ($9.50) per Purchased Share or an aggregate of Nine Hundred Fifty Thousand Dollars ($950,000) (the “Purchase Price”). The Purchase Price shall be paid by the Purchaser by wiring such amount, in immediately available funds, in accordance with the instructions in Annex I hereto, upon execution hereof against delivery of the Certificate(s) Number ___ to the Purchaser’s accounts at Fidelity.
     2. Option to Purchase Shares.
a.	Subject to the terms and conditions of this Agreement, the Seller hereby grants to Purchaser, and Purchaser hereby accepts, the right and option to purchase from Seller an aggregate of 200,000 Option Shares (“Option”) separated into two tranches.

b.	The first tranche of Option Shares shall consist of 100,000 Option Shares (“Tranche 1 Option”). The purchase price to be paid by Purchaser to the Seller for the purchase of the Option Shares subject to the Tranche 1 Option, free and clear of all liens, encumbrances, charges and restrictions of any kind whatsoever, shall be Twelve Dollars and Fifty Cents ($12.50) per Option Share (“Tranche 1 Option Price”). If not exercised in full prior to such date, the Tranche 1 Option shall expire on the first (1st) anniversary of the date of this Agreement.

c.	The second tranche of Option Shares shall consist of 100,000 Option Shares (“Tranche 2 Option”). The purchase price to be paid by Purchaser to the Seller for the purchase of the Option Shares subject to the Tranche 2 Option, free and clear of all liens, encumbrances, charges and restrictions of any kind whatsoever, shall be Fifteen Dollars ($15.00) per Option Share (“Tranche 2 Option Price”). If not exercised in full prior to such date, the Tranche 2 Option shall expire on the second (2nd) anniversary of the date of this Agreement.

d.	If Purchaser exercises an Option to acquire the Option Shares granted hereunder, at each Closing, Purchaser shall deliver to the Seller the Tranche 1 Option Price and/or the Tranche 2 Option Price, as applicable, by wiring such amount, in immediately available funds, in accordance with the instructions in Annex I hereto.

e.	The Purchaser may exercise the Tranche 1 Option and the Tranche 2 Option in whole or in part, at any time, and from time to time, in one or more transactions, from the date of this Agreement until the expiration of such Option.

f.	The consummation of the exercise of an Option (the “Closing”) shall take place three (3) days after the Purchaser delivers to Seller written notice of exercise of any or all of the Option at the address set forth on the signature page hereto, or at such other date, time and place as the parties shall mutually agree.

g.	At each Closing, the Seller shall execute and/or deliver or cause to be delivered to Purchaser (i) duly issued certificate(s) for all of the Option Shares being purchased at such Closing, duly endorsed in blank or with blank powers attached; (ii) a certificate from the Seller confirming that the representations and warranties set forth in this Agreement remain true and correct as of the date of such Closing except to the extent they relate to a specified date, in which case they remain true and correct as of such specified date.

h.	At each Closing, Purchaser shall deliver to Seller the Tranche 1 Option Price and/or the Tranche 2 Option Price, as applicable, for the Option Shares being purchased at such Closing as provided in this Agreement.
     3. Representations and Warranties of the Seller. In order to induce the Purchaser to purchase the Shares, Seller represents and warrants that:
a.	Seller has full power and authority to execute, deliver and perform its obligations under this Agreement.

b.	Seller’s execution, delivery, and performance of this Agreement has not resulted and will not result in a breach or violation of any provision of (i) such Seller’s organizational documents, (ii) any statute, law, writ, order, rule or regulation of any governmental authority applicable to such Seller, (iii) any judgment, injunction, decree or determination applicable to such Seller or (iv) any contract, indenture, mortgage, loan agreement, note, lease or other agreement, document or instrument to which such Seller may be a party, by which such Seller may be bound or to which any of the assets of such Seller is subject.

c.	(i) This Agreement (A) has been duly and validly authorized, executed and delivered by such Seller and (B) is the legal, valid and binding obligation of such Seller, enforceable against such Seller in accordance with its terms, except that such enforceability against such Seller may be limited by bankruptcy, insolvency, or other similar laws of general applicability affecting the enforcement of creditors’ rights generally and by the court’s discretion in relation to equitable remedies; and

(ii) No notice to, registration with, consent or approval of or any other action by any relevant governmental authority or other entity is, will be, or was on the Agreement Date, required for Seller to execute, deliver, and perform its obligations under this Agreement.

d.	Seller is the sole legal and beneficial owner of and has good title to the Shares, free and clear of any mortgage, pledge, lien, security interest, charge, hypothecation, security agreement, security arrangement or encumbrance or other adverse claim against title of any kind (“Encumbrance”). The Shares are not subject to any prior sale, transfer, assignment or participation by Seller or any agreement by Seller to assign, convey, transfer or participate, in whole or in part.

e.	No proceedings are pending against Seller or to Seller’s knowledge, threatened against such Seller before any relevant governmental authority that, in the aggregate, will materially and adversely affect (i) the Shares or (ii) any action taken or to be taken by Seller under this Agreement.

f.	Seller has not engaged in any acts or conduct or made any omissions that will result in Purchaser receiving proportionately less in payments or distributions under, or less favorable treatment for, the Shares than is received by other holders holding Shares of the same tranche, class or type as the Shares.

g.	No broker, finder or other entity acting under Seller’s authority is entitled to any broker’s commission or other fee in connection with the transactions contemplated by this Agreement for which Purchaser could be responsible.

h.	Seller acknowledges that the consideration given for the purchase by the Purchaser of the Shares may differ both in kind and in amount from any payments or distributions which the Purchaser may ultimately receive with respect to the Shares, and the Seller shall not have any recourse to the Purchaser for any deficiency.

i.	Seller (i) is a sophisticated seller with respect to the sale of the Shares, (ii) has adequate information concerning the business and financial condition of the Company to make an informed decision regarding the sale of the Shares and (iii) has independently and without reliance upon Purchaser, and based on such information as such Seller has deemed appropriate, made its own analysis and decision to enter into this Agreement. Seller acknowledges that Purchaser has not given such Seller any investment advice, credit information, or opinion on whether the sale of the Shares is prudent.

j.	Seller acknowledges that (i) Purchaser currently may have, and later may come into possession of, information with respect to the Shares, the Company or any of its affiliates that is not known to such Seller and that may be material to a decision to sell the Shares (“Seller Excluded Information”), (ii) Seller has determined to sell the Shares notwithstanding its lack of knowledge of the Seller Excluded Information and (iii) Purchaser shall have no liability to Seller, and Seller waives and releases any claims that it might have against Purchaser whether under applicable securities laws or otherwise, with respect to the nondisclosure of the Seller Excluded Information in connection with the transactions contemplated by this Agreement; provided, however, that the Seller Excluded Information shall not and does not affect the truth or accuracy of Purchaser representations or warranties in this Agreement.

k.	No restrictions exist under the Securities Act of 1933, as amended (the “Act”) or otherwise which prevent or limit the sale of the Shares in accordance with the terms of this Agreement. Seller has not made any offers to sell, or solicitations of any offers to buy, all or any portion of the Shares in violation of any applicable securities laws.

l.	Seller is not a party to, or bound by, any document or agreement that could materially and adversely affect the Shares or Purchaser rights and remedies under this Agreement.

m.	To the best of Seller’s knowledge, neither Seller nor anyone acting on its behalf has taken any action which could subject the sale of the Shares to Section 5 of the Act.

n.	Seller is fully aware that, with regard to the sale of the Shares, the Purchaser is relying upon the truth and accuracy of these representations and warranties.

o.	The Shares transferred to Purchaser hereunder are being delivered pursuant to an effective registration statement on Form S-3 (the “Registration Statement”) and Seller has complied with all prospectus delivery and other requirements set forth in the Registration Statement required to deliver to Seller unrestricted and freely tradable Shares.
     4. Purchaser Representations and Warranties. Purchaser makes the following representations and warranties to the Seller in connection with its purchase of the Shares:
a.	The Purchaser has all necessary corporate or other power and authority to enter into this Agreement and to purchase the Shares;

b.	The Purchaser is a sophisticated institutional investor that is an “accredited investor” within the meaning of Rule 501 under the Act and has knowledge and experience in financial and business matters and is capable of evaluating the merits and risks of its investment in the Shares and is able to bear the economic risk of such investment.

c.	The Purchaser is acquiring the Shares for its own accounts, and not with a present view to, or for sale in connection with any, distribution thereof, provided that the disposition of the Purchaser property shall at all times be and remain within its control.

d.	The Shares were not offered or sold to Purchaser by any form of general solicitation or general advertising.

e.	Purchaser acknowledges that it has conducted, to the extent it deemed necessary, an independent investigation of such matters, and has had the opportunity to receive such information as, in its judgment, is necessary for it to make an informed investment decision, and has not relied upon the Seller for any investigation or assessment to evaluate the transaction contemplated hereby.

f.	The Purchaser is fully aware that, with regard to the sale of the Shares, the Seller is relying upon the truth and accuracy of these representations and warranties.
     5. Indemnification.
a.	Seller agrees to indemnify and hold the Purchaser harmless against and in respect of any and all damages, losses, liabilities, obligations, costs and expenses (including reasonable attorney’s fees) (collectively “Damages”) that the Purchaser may suffer or incur as a result of a breach of any of the representations, warranties or agreements by the Seller set forth herein (notwithstanding any investigation or verifications made by or on behalf of the Purchaser).

b.	Purchaser agrees to indemnify and hold the Seller harmless against and in respect of any and all Damages that the Seller may suffer or incur as a result of a breach of any of the representations, warranties or agreements by the Purchaser set forth herein (notwithstanding any investigation or verifications made by or on behalf of the Seller).
     6. Miscellaneous.
a.	Expenses. Each party shall bear the costs and expenses (including, without limitation, attorney’s fees) incurred by such party in connection with the transactions contemplated by this Agreement.

b.	Further Assurances. From time to time, at the request of Purchaser and without further consideration, Seller shall execute and deliver to Purchaser such other documents, and take such other action, as Purchaser may reasonably request in order to consummate or evidence more effectively the transactions contemplated hereby and to vest in Purchaser good, valid, and marketable title to the Shares.

c.	Entire Agreement. This Agreement, including any other documents or writings referred to herein or delivered pursuant hereto, all of which form a part hereof, contains the entire understanding of the parties with respect to its subject matter. There are no agreements, promises, warranties, covenants, or undertakings other than those expressly set forth herein or therein. This Agreement merges with and supersedes all prior and contemporaneous agreements and understandings between the parties with respect to its subject matter.

d.	Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without reference to its principles of conflicts of laws.

e.	Successors and Assigns. This Agreement shall be binding upon, and shall inure to the benefit of, the successors, assigns and heirs of the Purchaser and Seller. The Tranche 1 Option and the Tranche 2 Option and the rights and obligations conferred by this Agreement related thereto may be assigned by Purchaser without consent of Seller.

f.	Amendment and Waiver. No provision of this Agreement may be amended or waived or otherwise modified except by a written instrument signed by the Seller and the Purchaser or its respective heirs, successors, assigns, or legal representatives.

g.	Severability. If any provision of this Agreement, or the application thereof, shall for any reason or to any extent be invalid or unenforceable, the remainder of this Agreement and application of such provision to other persons or circumstances shall continue in full force and effect and in no way be affected, impaired or invalidated.

h.	No Waiver. The failure of any party to enforce any of the provisions hereof shall not be construed to be a waiver of the right of such party thereafter to enforce such provisions.

i.	Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original as against any party whose signature appears thereon and all of which together shall constitute one and the same instrument. This Agreement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all of the parties reflected hereon as signatories. In the event that any signature is delivered by facsimile transmission, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile signature page were an original thereof.

j.	Time is of the Essence. Time is of the essence in the performance of this Agreement.
Signature Page Follows

     IN WITNESS WHEREOF, the Seller and the Purchaser has executed this Agreement as of the day and year first above written.

SELLER:	PURCHASER:
William F. Griffin, Jr. Grantor	Argan Investments, LLC
Retained Annuity Trust
By:	By:
Name:	Name:
Title:	Title:
Address: